Exhibit 99.2

Bryn Mawr Bank Corporation

NASDAQ: BMTC

Third Quarter 2014 Conference Call

Prepared Remarks

October 24, 2014

8:30 A.M. (EDT)

Operator:

Good morning ladies and gentlemen. My name is (            ); I will be your conference call operator today. At this time I would like to welcome everyone to the Bryn Mawr Bank Corporation’s quarterly conference call.

All lines have been placed on mute to prevent any background noise. After the speaker remarks, there will be a question and answer period. If you would like to pose a question during this time, please press the star then the number 1 on your telephone keypad. If you would like to withdraw your question, press the star key and then the number 2. Thank you.

It is now my pleasure to turn the floor over to your host, Duncan Smith, Chief Financial Officer. Sir, you may begin your conference.

Duncan Smith:

Thank you, (            ), and thanks everyone for joining us today. I hope you had a chance to review our most recent press release. If you have not received our press release it is available on our Website at bmtc.com or by calling 610-581-4925.

Ted Peters, Chairman and CEO, of Bryn Mawr Bank Corporation, has some comments on the quarter and our strategic initiatives. After that, we will take your questions.

The archives of this conference call will be available at the Bryn Mawr Bank Corporation website or by calling 877-344-7529, referring to conference number 10053617. A replay will be available approximately two hours after this call concludes and will be accessible until 9:00 AM eastern time on Tuesday, November 4, 2014.

Before we begin, please be advised that during the course of this conference call, management may make forward-looking statements, which are not historical facts.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include, but are not limited to, the words may, will, would, could, should, likely, possibly, probably, potentially, predict, contemplate, continue, believe, expect, anticipate, outlook, project, forecast, are optimistic, are looking, intend, plan, target, estimate, or words or phrases of similar meaning.

Forward looking statements by their nature are subject to risks and uncertainties. A number of factors, many of which are beyond the Corporation’s control, could cause actual conditions, events, or results to differ significantly from those described in the forward-looking statements.

All forward-looking statements discussed during this call are based on Management’s current beliefs and assumptions, and speak only as of the date and time they are made. The Corporation does not undertake to update forward-looking statements. For a more complete discussion of the assumptions, risks and uncertainties related to our business, you are encouraged to review our filings with the Securities and Exchange Commission, located on our website. Thanks, now I would like to turn the call over to Ted.

Ted Peters:

Thanks, Duncan. First of all, I’d like to thank you all for joining our conference call today.

I hope you’ve had a chance to review our third quarter earnings press release which was issued yesterday, after the market close. Our continued strong financial results are very encouraging and an endorsement of our sound business strategies.

Before I delve into the results for the quarter, I would like to update you on a couple of our strategic initiatives as well as a recent addition to our management team.

We have made significant progress on our pending merger with Continental Bank. All regulatory approvals have been received, and recently, the shareholders of both companies overwhelmingly approved the merger. The staff and management of both organizations have been hard at work preparing for the merger, and we look forward to a successful integration of the institutions.

On October 1st, 2014, we completed our previously announced acquisition of Powers Craft Parker & Beard, Inc., a premier insurance agency headquartered in suburban Philadelphia. The company is licensed to conduct business in thirty-four states and excels at structuring comprehensive insurance and risk management programs. The acquisition will greatly enhance our ability to offer high quality insurance services to both our existing customer base as well as new clients.

Lastly, in August, we announced the addition of Gary Madeira, to lead our Wealth Management Division, replacing Frank Leto who, as we all know, was appointed President and COO on May 1st. Gary joined our team on September 2nd , having most recently been with Brown Brothers Harriman & Company, where his responsibilities included client management and business development for the investment units. We are certain that Gary is well-suited for his new role and expect great results under his leadership. I’m pleased to have Gary with us on the call today, and look forward to his joining in on future calls, as the representative from Wealth.

Now, on to the numbers.

We reported net income of $6.5 million and diluted earnings per share of $0.47 for the third quarter of 2014, as compared to net income of $6.4 million and diluted earnings per share of $0.47 for the same period in 2013. Net income for the third quarter of 2014 included pre-tax due diligence and merger-related expenses of $775 thousand as compared to $328 thousand for the same period in 2013. On a non-GAAP basis, net income, excluding tax-effected due diligence and merger-related expenses was $7.0 million, or $0.51 per diluted share, for the third quarter of 2014 as compared to $6.4 million, or $0.49 per diluted share, for the same period in 2013. A reconciliation of these non-GAAP to GAAP performance measures is included in the schedules accompanying our earnings release.

Some of the significant factors contributing to the results for the third quarter of 2014 included:

•	An increase in net interest income of $643 thousand, or 3.5%, to $19.2 million as compared to $18.5 million for the same period in 2013. The increase was related to a $165.9 million increase in average loans for the three months ended September 30, 2014, as compared to the same period in 2013. We experienced solid loan growth during the third quarter of 2014 and our credit quality remains excellent. The increase in average loan balances was partially offset by a $58.9 million decrease in average available for sale investment securities and a $71.3 million increase in long-term FHLB advances.

•

The tax-equivalent net interest margin of 3.87% for the three months ended September 30, 2014 was an 18 basis point decrease from 4.05% for the same period in 2013. The decrease was primarily the result of a 27 basis point decline in the yield on portfolio loans and a 5 basis point increase in the rate paid on interest-bearing liabilities. A significant factor contributing to the decline in the yield on portfolio loans for the 3rd quarter of 2014 was the effect of fair value accounting. Loans acquired in mergers are marked to their fair market values at acquisition. As these loans pay down, their loan marks are recognized in interest income. When a loan pays off early, any unamortized loan mark is recognized in interest income, at once. During the three months ended September 30, 2014, the Corporation recognized, in its loan yield, 12 basis points related to acquired loan payoffs, as compared to 23 basis points for the same period in 2013.

Non-interest income for the three months ended September 30, 2014 increased $156 thousand as compared to the same period in 2013.

Significant factors contributing to this increase included:

•	A $464 thousand increase in wealth management revenue during the three months ended September 30, 2014, as compared to the same period in 2013. Wealth Management Division assets under management, administration, supervision and brokerage as of September 30, 2014 were $7.6 billion, an increase of $498 million, or 7.0%, from September 30, 2013. The increase was the result of new business development and market appreciation between the dates. The increase in wealth management revenue was partially offset by a decrease of $138 thousand in gain on sale of residential mortgage loans and a $112 thousand decrease in other operating income.

Non-interest expense for the three months ended September 30, 2014 increased $638 thousand, to $20.0 million, as compared to $19.3 million for the same period in 2013. Several offsetting increases and decreases contributed to this overall increase between the periods, including:

•	A $447 thousand increase in due diligence and merger-related expenses for the three months ended September 30, 2014, as compared to the same period in 2013, which was related to the pending merger with Continental Bank, along with increased occupancy expenses. These cost increases were partially offset by decreases in employee benefits and other operating expenses.

Total portfolio loans and leases of $1.65 billion as of September 30, 2014 increased by $98.1 million, or 6.3%, from December 31, 2013. Commercial mortgages, commercial and industrial, and construction loans accounted for a majority of the increase.

Nonperforming loans and leases as of September 30, 2014 were $8.3 million, or 0.51% of total portfolio loans and leases, as compared to $10.5 million, or 0.68% of portfolio loans and leases, as of December 31, 2013.

For the three months ended September 30, 2014, the net loan and lease charge-offs were $421 thousand, as compared to $376 thousand for the same period in 2013.

For the three months ended September 30, 2014, the provision for loan and lease losses was $550 thousand, as compared to $959 thousand for the same period in 2013.

Total assets as of September 30, 2014 were $2.12 billion, an increase of $62.2 million from December 31, 2013. Loan originations accounted for substantially all of this increase, partially offset by decreases in available for sale investment securities and interest-bearing deposits with other banks.

Deposits of $1.61 billion, as of September 30, 2014, increased $19.0 million from December 31, 2013. The increase was comprised of increases in wholesale time deposits, non-interest-bearing deposits and savings and market-rate accounts, partially offset by decreases in retail time deposits and NOW accounts between the dates.

The capital ratios for the Bank and the Corporation indicate levels well above the regulatory minimum to be considered “well capitalized.” The tangible equity ratios for both the Bank and the Corporation as of September 30, 2014 have improved from their December 31, 2013 levels. These increases were largely the result of increases in retained earnings, along with market value improvements in the Corporation’s available for sale investment portfolio between the dates.

For the past 86 consecutive quarters, we have paid dividends to our shareholders. We are very proud of this record and feel very fortunate to have the continued loyalty and support of our shareholders. Therefore, I am pleased to announce that on October 23, 2014, the Board of Directors of the Corporation declared a quarterly dividend $0.19 per share, payable on December 1, 2014 to shareholders of record as of November 4, 2014.

In summary:

We believe our business model is sound and with an improving economy, locally and nationally, we are in an excellent position to take advantage of opportunities for continued profitable growth and strong performance. We continually evaluate acquisition opportunities as they arise, with a focus on quality and compatibility and believe we are poised for continued profitability and growth.

With that, we will open the lines for any questions.

Operator, would you please compile the Q&A roster?